UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005759

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-44622

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Payden & Rygel Distributors

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Grand Avenue, 32nd Floor

(No. and Street)

| Los Angeles | California | 90071 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Hersh 213-625-1900

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

| 725 South Figueroa Street | Los Angeles | CA | 90017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 6 2007
WASH. D.C.
202

**CHECK ONE:**

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

# OATH OR AFFIRMATION

I, Bradley Hersh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Payden & Rygel Distributors, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

-Notary Attached-
Notary Public

This report** contains (check all applicable boxes):

- (×) (a) Facing page.
- (×) (b) Statement of Financial Condition.
- (×) (c) Statement of Income (Loss).
- (×) (d) Statement of Changes in Financial Condition.
- (×) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (×) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (x ) (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (×) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (×) (o) Supplemental Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Financial Statements and Supplemental Information

Payden & Rygel Distributors (a wholly owned subsidiary of Payden & Rygel)
Year Ended December 31, 2006

## CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On Feb. 21, 2007 before me, Kathlene Dietz, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Bradley Hersh,
Name(s) of Signer(s)

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

KATHLENE DIETZ
Commission # 1406428
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2007

WITNESS my hand and official seal.

Kathlene Dietz
Signature of Notary Public

### OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

### Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: Feb. 21, 2007 Number of Pages: 2

Signer(s) Other Than Named Above: —

### Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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© 1999 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.nationalnotary.org Prod. No. 5907 Reorder: Call Toll-Free 1-800-876-6827

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Financial Statements
and Supplemental Information

Year Ended December 31, 2006

## Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
Payden & Rygel Distributors

We have audited the accompanying statement of financial condition of Payden & Rygel Distributors (the Company) as of December 31, 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payden & Rygel Distributors at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 12, 2007



A member firm of Ernst & Young Global Limited

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

## Statement of Financial Condition

December 31, 2006

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 63,829 |
| Due from Parent | | 118,252 |
| Prepaid expenses | | 76,445 |
| Total assets | $ | 258,526 |
| | | |
| **Liabilities and shareholder's equity** | | |
| Shareholder's equity: | | |
| Common stock, $10 par value: | | |
| 1,000,000 authorized, 250 issued and outstanding | $ | 2,500 |
| Additional paid-in capital | | 322,699 |
| Accumulated deficit | | (66,673) |
| Total shareholder's equity | | 258,526 |
| Total liabilities and shareholder's equity | $ | 258,526 |

*See accompanying notes.*

## Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

## Statement of Operations

Year Ended December 31, 2006

| | |
|---|---|
| Service fee income from Parent | $ 84,400 |
| Distribution fee revenue | 31,870 |
| General and administrative expenses | (116,270) |
| Income before income tax | – |
| Income tax | – |
| Net income | $ – |

*See accompanying notes.*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

## Statement of Changes in Shareholder's Equity

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at January 1, 2006 | $ 2,500 | $ 322,699 | $ (66,673) | $ 258,526 |
| Net income | – | – | – | – |
| Balance at December 31, 2006 | $ 2,500 | $ 322,699 | $ (66,673) | $ 258,526 |

*See accompanying notes.*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

# Statement of Cash Flows

Year Ended December 31, 2006

| | |
|---|---|
| **Operating activities** | |
| Net income | $ – |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Decrease in due from Parent | 600 |
| Decrease in distribution fees receivable | 26,010 |
| Increase in prepaid expenses | (2,959) |
| Decrease in accounts payable | (11,483) |
| Net cash provided by operating activities | 12,168 |
| | |
| Cash at beginning of year | 51,661 |
| Cash at end of year | $ 63,829 |

*See accompanying notes.*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Notes to Financial Statements

December 31, 2006

**1. Organization**

Payden & Rygel Distributors, a California corporation (the Company), was incorporated on February 13, 1992, and is a wholly owned subsidiary of Payden & Rygel (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the National Association of Securities Dealers, Inc. The Company serves as distributor of shares of the Payden & Rygel Investment Group and Metzler/Payden Investment Group, each a series of mutual funds (collectively, the Funds). The Funds are managed by the Parent and Metzler/Payden LLC, an affiliated company. The Company sells shares of the Funds directly to investors. Proceeds from the sale of the Funds' shares are deposited directly with the Funds' custodian by the investor and are not maintained in any customer account with the Company.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

**2. Summary of Significant Accounting Policies**

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The following is a summary of significant accounting and reporting policies:

**Basis of Accounting**

The accompanying financial statements are presented on the accrual basis of accounting. Revenues are recorded when earned and expenses are recorded when incurred.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

**2. Summary of Significant Accounting Policies (continued)**

**General and Administrative Expenses**

General and administrative expenses consist of registration, marketing and professional fees.

**3. Net Capital Requirements**

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2006, the Company had net capital, as defined, of $63,829, which was $58,829 in excess of its net required capital of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2006, and the Company was in compliance with the net capital requirements.

**4. Income Taxes**

The Company files its tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro-rata basis.

Income taxes, if any, are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

No income tax is recorded for the year ended December 31, 2006. There is no deferred tax liability as of December 31, 2006.

**5. Related Parties**

The Company has an agreement with its Parent whereby the Parent may pay the Company a fee in connection with the expenses incurred by the Company. The amount and timing of payment are at the discretion of the Parent, but shall not exceed the total expenses incurred by the Company, and the timing of payment shall be such that the Company always maintains capital in excess of all regulatory requirements. Amounts due from the Parent are noninterest bearing. Under the terms of the agreement, the Company received $85,000 in 2006 from the Parent. The Company recognized $84,400 as service fee income from the Parent in the current year statement of operations.

# Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

# Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total shareholder's equity from statement of financial condition | | $ 258,526 |
| Deductions: | | |
| Nonallowable assets: | | |
| Due from Parent | $ 118,252 | |
| Prepaid expenses | 76,445 | |
| Total nonallowable assets | | 194,697 |
| Net capital | | $ 63,829 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | | $ – |
| Minimum dollar net capital requirement | | $ 5,000 |
| Net capital requirement | | $ 5,000 |
| Excess net capital | | $ 58,829 |
| **Computation of aggregate indebtedness** | | |
| Total aggregate indebtedness included in statement of financial condition | | $ – |
| Ratio of aggregate indebtedness to net capital | | 0% |

*There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part IIA Focus filing.*

# Payden & Rygel Distributors

(a wholly owned subsidiary of Payden & Rygel)

## Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

# Supplementary Report



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors and Shareholder
Payden & Rygel Distributors

In planning and performing our audit of the financial statements of Payden & Rygel Distributors (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.



A member firm of Ernst & Young Global Limited

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 12, 2007

